September 9, 2016
BY EDGAR
Mr. Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4546
Re:    Och-Ziff Capital Management Group LLC
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 2, 2016
File No. 001-33805
Dear Mr. West:
On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 26, 2016, relating to the Company’s Form 10-Q filing noted above. For convenience, each Staff comment contained in the letter is followed by the Company’s response to that comment.
Form 10-Q for the Quarterly Period Ended June 30, 2016
Notes to Consolidated Financial Statements, page 9
Note 9. Other Liabilities, page 28

1.
We note that the accrual related to the FCPA investigation is described as a reserve here and elsewhere throughout your financial statements and MD&A. Please revise your future filings to clearly indicate liability and remove the term reserve. Refer to ASC 450-20-50-1.

The Company will revise the relevant disclosures in its future filings to remove references to the term “reserve” when referring to the FCPA investigation accrual.
Note 15. Commitments and Contingencies, page 34
Litigation, page 34

2.
We note your disclosure regarding the investigation by the SEC and DOJ concerning possible violations of the FCPA and other laws and that you have accrued $414.3 million for probable estimated losses. Please revise your future filings to also discuss the reasonably possible loss or range of loss, if any, in excess of amounts accrued. Refer to ASC 450-20-50-3.

The Company considered the provisions of ASC 450-20-50-3 in preparing its previous disclosures, however, it will clarify the relevant disclosure in future filings to disclose, where appropriate and continuing, that it does not believe that it is reasonably possible for the loss to be in excess of the amounts accrued.

Och-Ziff Capital Management Group LLC
September 9, 2016

3.
In addition to the investigation noted in our comments above, we also note that you are involved in other litigation and claims as discussed on page 35. Please revise your future filings to include the disclosures required by ASC 450-20-50.

The Company considered the provisions of ASC 450-20-50 in preparing its previous disclosures, however, it will clarify the relevant disclosure in future filings to disclose, where appropriate and continuing, that the Company is unable to reasonably estimate any possible loss or range of loss for these cases.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Weighted-Average Assets Under Management and Average Management Fee Rate, page 43

4.
We note that you provide an average management fee rate in the table provided and that the average fee rate will vary based on the mix of products that comprise your assets under management. Please revise your future filings to disaggregate your average management fee rate to present the average fee rates based on the type of funds or investment vehicles you manage (e.g. multi-strategy funds, credit funds, real estate funds, and other, etc.).

The Company will disclose in its future filings the average management fee rates based on the types of funds the Company manages.
Multi-Strategy Funds, page 44

5.
We note from your disclosure on page 45 that the $6.9 billion, or 21%, year-over-year decrease in assets under management in your multi-strategy funds was primarily due to capital net outflows of $4.9 billion and performance-related depreciation of $2.0 billion, primarily from the OZ Master Fund. Please expand your discussion in future filings to identify any significant trends or concentrations within a particular strategy (e.g. long/short equity special situations, structured credit, corporate credit, convertible and derivative arbitrage, etc.) and/or investor type (e.g. pensions, private banks, fund-of-funds, corporate, institutional and other, etc.) where you have experienced significant inflows/outflows and appreciation/depreciation. Your disclosure should also provide a detailed discussion of the causal factors for any such trends.

The Company will expand the relevant disclosures in its future filings to include discussion of any significant trends or concentrations within a particular strategy affecting performance-related appreciations / depreciation, as well as any significant trends or concentrations by investor type affecting capital net flows. This discussion will include, where appropriate and known, a discussion of causal factors for any such trends.

Och-Ziff Capital Management Group LLC
September 9, 2016

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or David M. Becker, Chief Legal Officer, at (212) 790-0165.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By: Joel M. Frank
Title: Chief Financial Officer and Executive Managing Director